Exhibit 12.4

TEXAS-NEW MEXICO POWER COMPANY

Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$6,978	$28,632	$25,609	$17,861	$23,523	$27,374
Amortization of debt premium, discount and expenses	440	2,683	3,355	1,504	1,925	1,695
Estimated interest factor of lease rental charges	340	1,246	831	571	844	367

Total Fixed Charges	$7,758	$32,561	$29,795	$19,936	$26,292	$29,436

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$6,741	$26,026	$20,151	$2,335	$29,055	$17,905
Fixed charges as above	7,758	32,561	29,795	19,936	26,292	29,436
Interest capitalized	(119)	(158)	(1,144)	(1,025)	(332)	(209)

Earnings Available for Fixed Charges	$14,380	$58,429	$48,802	$21,246	$55,015	$47,132

Ratio of Earnings to Fixed Charges	1.85	1.79	1.64	1.07	2.09	1.60